Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Agrify Corporation and Subsidiaries on Form S-8 of our report dated April 15, 2024, which included an explanatory paragraph as to Agrify Corporation and Subsidiaries ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Agrify Corporation and Subsidiaries as of December 31, 2023 and 2022 and for the two years in the period ended December 31, 2023, which is part of this Registration Statement. We were dismissed as auditors on June 20, 2024 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference in the Registration Statement for the periods after the date of June 20, 2024.

/s/ Marcum llp

Marcum llp

Melville, NY

November 25, 2024